Filed Pursuant to Rule 424(b)(3)

Registration No. 333-132911

2,580,000 Units, $25 principal amount per unit ($64,500,000 aggregate principal amount)	Pricing Date	September 17, 2007
	Settlement Date	September 24, 2007
9% Callable STock Return Income DEbt SecuritiesSM	Maturity Date	September 24, 2009
Due September 24, 2009 Payable on the stated maturity date with Caterpillar Inc. common stock	CUSIP No.	59022W133
Term Sheet No. 2854

Merrill Lynch & Co., Inc.

•       Interest paid quarterly at the rate of 9% per year

•       A maturity of 24 months, if not redeemed or called

•       Payable at maturity with shares of Caterpillar Inc. common stock equal to the then applicable share multiplier

•       Callable on or after September 25, 2008, providing a yield to call of 13.50%

•       Approved for listing on AMEX under the symbol “STF”

The Callable STRIDES will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Callable STRIDES involves a number of risks. See “ Risk Factors” on page TS-6 of this term sheet and beginning on page PS-4 of product supplement STRIDES-1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$ 25.00	$ 64,500,000
Underwriting discount	$ .50	$ 1,290,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$ 24.50	$ 63,210,000

(1)	Plus accrued interest from September 24, 2007, if settlement occurs after that date.

“STock Return Income DEbt Securities” and “STRIDES” are service marks of Merrill Lynch & Co., Inc.

Merrill Lynch & Co.

September 17, 2007

Summary

The 9% Callable STock Return Income DEbt SecuritiesSM due September 24, 2009 (the “Callable STRIDES”) payable on the stated maturity date with Caterpillar Inc. common stock are senior, unsecured debt securities of Merrill Lynch & Co., Inc. and are designed for investors seeking interest payments on their investment and who want to participate in the change in the price of Caterpillar Inc. (the “Underlying Company”) common stock (the “Deliverable Shares”) over the term of the Callable STRIDES, subject to our right to call the Callable STRIDES. Investors must be willing to accept a return that is capped if the Callable STRIDES are called or a repayment in shares that is valued less, and potentially significantly less, than the original public offering price of the Callable STRIDES.

Callable STRIDES	TS-2

Payout Profile

Call Prices

Based on the original issue date, stated maturity date and yield to call, the following table sets forth the month-end, midmonth, first and last Call Prices from September 25, 2008 through September 24, 2009, the first Call Date and the stated maturity date, respectively. For an example of the Call Price calculation, see Annex A to this term sheet. If we elect to exercise our call option, the Call Price will be disclosed in the notice we deliver to DTC in connection with our call of the Callable STRIDES.

        This table is based on the following terms of the Callable STRIDES:

• original issue date:	September 24, 2007

• initial Share Multiplier:	0.33778991

• interest rate:	9% per year.

• interest payment dates:	On March 24, June 24, September 24 and December 24, of each year, beginning December 24, 2007 (computed on the basis of a 360-day year of twelve 30-day months, compounded annually)

• yield to call:	13.50% (computed on the basis of a 360-day year of twelve 30-day months, compounded annually)

• stated maturity date:	September 24, 2009

Hypothetical Call Date	Call Price per Callable STRIDES ($) (1)	Interest Payable on Call Date per Callable STRIDES ($) (1)	Final Amount per Callable STRIDES ($) (1)
September 25, 2008 (first Call Date)	26.0170	0.0063	26.0233
September 30, 2008	26.0316	0.0375	26.0691
October 15, 2008	26.0757	0.1313	26.2070
October 31, 2008	26.1236	0.2313	26.3549
November 17, 2008	26.1724	0.3313	26.5036
November 28, 2008	26.2064	0.4000	26.6064
December 15, 2008	26.2597	0.5063	26.7660
December 31, 2008	26.3094	0.0438	26.3531
January 15, 2009	26.3520	0.1313	26.4832
January 30, 2009	26.3983	0.2250	26.6233
February 16, 2009	26.4486	0.3250	26.7736
February 27, 2009	26.4837	0.3938	26.8774
March 16, 2009	26.5451	0.5125	27.0576
March 31, 2009	26.5931	0.0438	26.6369
April 15, 2009	26.6371	0.1313	26.7684
April 30, 2009	26.6850	0.2250	26.9100
May 15, 2009	26.7336	0.3188	27.0524
May 29, 2009	26.7797	0.4063	27.1859
June 15, 2009	26.8331	0.5063	27.3394
June 30, 2009	26.8828	0.0375	26.9203
July 15, 2009	26.9315	0.1313	27.0627
July 31, 2009	26.9842	0.2313	27.2155
August 17, 2009	27.0378	0.3313	27.3691
August 31, 2009	27.0854	0.4188	27.5042
September 15, 2009	27.1337	0.5063	27.6400
September 24, 2009 (stated maturity date)	27.1651	0.5625	27.7276

(1)	The figures included herein are subject to rounding.

Callable STRIDES	TS-3

The following graph shows the relationship between the Call Price and the Call Price plus accrued but unpaid interest from September 25, 2008, the first Call Date, through September 24, 2009, the stated maturity date.

Callable STRIDES	TS-4

Hypothetical Returns on the Maturity Date

The following table illustrates, for a range of hypothetical Closing Market Prices of the Deliverable Shares on the maturity date:

•	the product of the hypothetical Closing Market Price of the Deliverable Shares on the maturity date and the initial Share Multiplier;
•	the percentage change in the price of the Deliverable Shares from the Pricing Date to the maturity date;
•	the value of Deliverable Shares due or amount payable on the Callable STRIDES, including the payment of accrued and unpaid interest on the maturity date;
•	the total annualized yield on the Callable STRIDES on the maturity date; and
•	the total annualized yield from direct ownership of the Deliverable Shares.

This table assumes that the Callable STRIDES have not been called or redeemed prior to the maturity date and will be called by ML&Co. on the maturity date if the total annualized yield on the Callable STRIDES would otherwise be greater than 13.50% on the maturity date.

Hypothetical Closing Market Price of the Deliverable Shares on the maturity date ($)	The product of the hypothetical Closing Market Price on the maturity date and the initial Share Multiplier	Percentage change in the price of the Deliverable Shares from the Pricing Date to the maturity date	Value of Deliverable Shares due or amount payable on the Callable STRIDES on the maturity date ($)(1)	Total annualized yield on the Callable STRIDES on the maturity date(2)	Total annualized yield from direct ownership of the Deliverable Shares(3)
14.80	5.00	-80.00%	5.5625	-43.87%	-54.51%
22.20	7.50	-70.00%	8.0625	-34.56%	-44.52%
29.60	10.00	-60.00%	10.5625	-26.52%	-36.08%
37.01	12.50	-50.00%	13.0625	-19.34%	-28.64%
44.41	15.00	-40.00%	15.5625	-12.80%	-21.91%
51.81	17.50	-30.00%	18.0625	-6.75%	-15.72%
59.21	20.00	-20.00%	20.5625	-1.09%	-9.95%
66.61	22.50	-10.00%	23.0625	4.24%	-4.54%
74.01 (4)	25.00 (5)	0.00%	25.5625	9.30%	0.58%
75.49	25.50	2.00%	26.0625	10.28%	1.58%
76.97	26.00	4.00%	26.5625	11.25%	2.56%
78.45	26.50	6.00%	27.0625	12.21%	3.53%
79.93	27.00	8.00%	27.5625	13.17%	4.50%
81.41	27.50	10.00%	27.7374	13.50% (6)	5.45%
88.81	30.00	20.00%	27.7374	13.50%	10.11%
96.21	32.50	30.00%	27.7374	13.50%	14.57%
103.61	35.00	40.00%	27.7374	13.50%	18.87%
111.02	37.50	50.00%	27.7374	13.50%	23.01%
118.42	40.00	60.00%	27.7374	13.50%	27.02%
125.82	42.50	70.00%	27.7374	13.50%	30.91%
133.22	45.00	80.00%	27.7374	13.50%	34.68%

(1)	The amounts specified in this column include payment of accrued and unpaid interest payable on the maturity date.

(2)	The total annualized yield on the maturity date represents the annual interest rate used in determining the present values, discounted to the original issue date, of all payments made or to be made on the Callable STRIDES, including the Call Price and all interest payments made through and including the applicable Call Date, the sum of these present values being equal to the Original Public Offering Price. This annualized yield:

(a)	assumes coupon payments are (i) made quarterly on March 24, June 24, September 24 and December 24, of each year, beginning December 24, 2007 and (ii) reinvested for the remainder of the term of the Callable STRIDES at the applicable yield listed in this column;

(b)	assumes an investment term equal to that of the Callable STRIDES; and

(c)	is computed on the basis of a 360-day year of twelve 30-day months compounded annually.

(3)	This annualized yield assumes:

(a)	a percentage change in the value of the Deliverable Shares that equals the percentage change in the product of the Share Multiplier and the Volume Weighted Average Price of a Deliverable Share on the Pricing Date to the relevant hypothetical Closing Market Price of the Deliverable Shares on the maturity date multiplied by the Share Multiplier;

(b)	a dividend payment of $0.1076 per quarter per share;

(c)	no transaction fees or expenses

(d)	an investment term equal to that of the Callable STRIDES; and

(e)	is computed on the basis of a 365-day year and the actual number of days compounded annually.

(4)	This was the Volume Weighted Average Price of the Deliverable Shares on the Pricing Date, and rounded to two decimal places.

(5)	This is the Original Public Offering Price of one unit of the Callable STRIDES. This value represents the product of the Volume Weighted Average Price of the Deliverable Shares on the Pricing Date of $74.0105 and the initial Share Multiplier of 0.33778991.

(6)	The amount representing a yield to call of 13.50% will be paid in cash.

Callable STRIDES	TS-5

Risk Factors

An investment in the Callable STRIDES involves significant risks. The following is a list of certain of the risks involved in investing in the Callable STRIDES. You should carefully review the more detailed explanation of risks relating to the Callable STRIDES in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Callable STRIDES.

•	Your investment may result in a loss.

•	The Callable STRIDES are subject to being called at our option, in which case your yield is subject to a cap.

•	Your yield may be lower than the yield on other debt securities of comparable maturity.

•	Your return may be limited and may not be identical to the return of owning the Deliverable Shares.

•	There may be an uncertain trading market for the Callable STRIDES and the market price you may receive or be quoted for your Callable STRIDES on a date prior to the stated maturity date will be affected by this and other important factors, including our costs of developing, hedging and distributing the Callable STRIDES.

•	Many factors affect the trading value of the Callable STRIDES; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

•	Amounts payable on the Callable STRIDES may be limited by state law.

•	The Underlying Company has no obligations relating to the Callable STRIDES and no diligence has been performed with respect to the Underlying Company

•	Callable STRIDES holders are not entitled to stockholder’s rights.

•	Purchases and sales of the Deliverable Shares by us and our affiliates may affect your return.

•	Potential conflicts of interest could arise.

•	Tax consequences are uncertain.

Investor Considerations

You may wish to consider an investment in the Callable STRIDES if:	The Callable STRIDES may not be appropriate investments for you if:

•     You anticipate that the value of the Deliverable Shares will not decrease enough to offset the interest payments made on the Callable

        STRIDES to provide you with your desired return.

•     You accept that your investment may result in a loss, which could be significant, if the level of the Deliverable Shares decreases.

•     You accept that the Callable STRIDES are callable and the yield to call will not exceed 13.50% per year on the Original Public Offering Price per unit of the Callable STRIDES.

•     You accept downside exposure to the Deliverable Shares with no expectation of dividends or other benefits of owning the underlying securities during the term of the Callable STRIDES.

•     You are willing to accept that there is no assurance that the Callable

        STRIDES will be listed on AMEX and that any listing will not ensure that a trading market will develop for the Callable STRIDES or that there will be liquidity in the trading market.

•     You anticipate that the Deliverable Shares will depreciate and such depreciation will not be offset by the interest payments made on the

        Callable STRIDES to provide you with your desired return.

•     You are seeking principal protection or preservation of capital.

•     You seek an investment that will not be callable or have a capped return.

•     You want to receive dividends or other distributions paid on the

        Deliverable Shares over the term of the Callable STRIDES.

•     You want assurances that there will be a liquid market if and when you want to sell the Callable STRIDES prior to call, redemption or maturity.

Other Provisions

We may deliver the Callable STRIDES against payment therefor in New York, New York on a date that is greater than three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Callable STRIDES occurs more than three business days from the Pricing Date, purchasers who wish to trade Callable STRIDES more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Callable STRIDES	TS-6

The Deliverable Shares

We have derived the following information from publicly available documents published by the Underlying Company. We make no representation or warranty as to the accuracy or completeness of the following information. The Underlying Company has disclosed that it operates in three lines of business—machinery, engines and financial products. Because the Deliverable Shares are registered under the Securities Exchange Act of 1934 the Underlying Company is required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Company can be located at the SEC’s facilities or through the SEC’s web site by reference to SEC file number 001-00768. See “Where You Can Find More Information” in the accompanying general prospectus supplement and prospectus. We make no representation or warranty as to the accuracy or completeness of the information or reports.

The selection of the Deliverable Shares is not a recommendation to buy or sell the Deliverable Shares. Neither we nor any of our affiliates make any representation to you as to the performance of the Deliverable Shares.

The Deliverable Shares trade on the NYSE under the symbol “CAT”.

Historical Data

The following table sets forth the high and low closing prices for the calendar quarters during calendar years 2002 through the Pricing Date. On the Pricing Date, the Volume Weighted Average Price for the Deliverable Shares was $74.01 per share, rounded to two decimal places. The closing prices listed below were obtained from publicly available information at Bloomberg Financial Market, rounded to two decimal places. The historical closing prices of the Deliverable Shares should not be taken as an indication of future performance, and we cannot assure you that the price of the Deliverable Shares will not decrease. In addition, we cannot assure you that the price of the Deliverable Shares will increase so that the value of the Deliverable Shares that you may receive on the stated maturity date, if not previously called by us, or redeemed, will exceed the Original Public Offering Price of the Callable STRIDES.

	High	Low
2002
First Quarter	29.90	23.72
Second Quarter	29.75	23.78
Third Quarter	24.12	18.43
Fourth Quarter	24.95	16.93
2003
First Quarter	26.28	21.02
Second Quarter	28.95	24.83
Third Quarter	36.71	27.37
Fourth Quarter	42.38	35.53
2004
First Quarter	42.51	36.13
Second Quarter	42.05	36.13
Third Quarter	39.70	34.81
Fourth Quarter	49.24	38.52
2005
First Quarter	49.98	43.26
Second Quarter	51.10	41.73
Third Quarter	59.40	47.65
Fourth Quarter	59.64	48.92
2006
First Quarter	76.26	57.80
Second Quarter	81.14	66.32
Third Quarter	74.77	62.77
Fourth Quarter	69.93	59.00
2007
First Quarter	68.21	58.17
Second Quarter	82.49	66.35
Third Quarter (through the Pricing Date)	86.98	72.64

Callable STRIDES	TS-7

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Callable STRIDES. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement STRIDES-1 and MTN prospectus supplement, which you should carefully review prior to investing in the Callable STRIDES. Capitalized terms used and not defined herein have the meanings ascribed to them in the accompanying product supplement STRIDES-1.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Callable STRIDES or securities with terms substantially the same as the Callable STRIDES. Accordingly, the proper United States federal income tax characterization and treatment of the Callable STRIDES is uncertain. Pursuant to the terms of the Callable STRIDES, ML&Co. and every holder of a Callable STRIDES agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Callable STRIDES for all tax purposes as an investment unit consisting of the following components (the “Components”): (i) a debt instrument of ML&Co. (the “Debt Instrument”) with a fixed principal amount unconditionally payable on the maturity date equal to the principal amount of the Callable STRIDES (i.e., the Original Public Offering Price) and bearing stated interest at the stated interest rate for the Callable STRIDES and (ii) a forward contract (the “Forward Contract”) pursuant to which the holder agrees to use the principal payment due on the Debt Instrument to make a payment to ML&Co. in exchange for the right to receive on the maturity date a number of Deliverable Shares equal to the then current Share Multiplier (subject to our right to cancel the Forward Contract in the event that we exercise our right to call the Callable STRIDES prior to the maturity date). Furthermore, based on ML&Co.’s determination of the relative fair market values of the Components at the time of issuance of the Callable STRIDES, ML&Co. will assign $26.76478 of the original issue price of the Callable STRIDES (i.e., the Original Public Offering Price) to the Debt Instrument and will assign $1.76478 of the original issue price of the Callable STRIDES (i.e., the Original Public Offering Price) to the Forward Contract. Based upon the foregoing, a U.S. Holder who acquires a Callable STRIDES in connection with the original issuance thereof will be treated as having purchased the Debt Instrument for $26.76478 per unit and as having received an initial payment with respect to the Forward Contract in an amount equal to $1.76478 per unit.

Due to the absence of authorities that directly address instruments that are similar to the Callable STRIDES, significant aspects of the United States federal income tax consequences of an investment in the Callable STRIDES are not certain, and no assurance can be given that the Internal Revenue Service or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Callable STRIDES (including alternative characterizations and tax treatments of the Callable STRIDES) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Prospective purchasers of the Callable STRIDES should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Callable STRIDES. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement STRIDES-1.

Experts

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this term sheet by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 29, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and the related financial statement schedule and include an explanatory paragraph regarding the change in accounting method in 2006 for share-based payments to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 30, 2007 and March 31, 2006, and the three-month and six-month periods ended June 29, 2007 and June 30, 2006 which are incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in ML&Co.’s Quarterly Reports on Form 10-Q for the quarters ended March 30, 2007 and June 29, 2007 (which reports include an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement”, Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.”) and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the “Act”) for their reports on the unaudited condensed consolidated interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

Supplemental Plan of Distribution

MLPF&S has advised ML&Co. that it will initially offer all or part of the Callable STRIDES directly to the public on a fixed price basis at the offering prices set forth on this term sheet and it may offer the Callable STRIDES to dealers at that price less a concession not in excess of the underwriting discount set forth on the cover of this term sheet. After the initial public offering, the public offering price and concession may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Callable STRIDES if any are taken.

Callable STRIDES	TS-8

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Callable STRIDES and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Callable STRIDES involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Callable STRIDES.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

•	Product supplement STRIDES-1 dated August 20, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507185752/d424b2.htm

•	MTN prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

•	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Callable STRIDES	TS-9

ANNEX A

Call Price Calculation Methodology

The Call Price is the amount of cash, per Callable STRIDES, that when discounted from the Call Date to the original issue date by a discount factor based on an annual yield to call and when added to the present value of all interest payments made through and including the applicable Call Date discounted to the original issue date by that same discount factor, will equal the original issue price.

As an example, the following steps describe the calculation of the Call Price for September 24, 2009:

•	First, the sum of the present values on the original issue date of all interest payments (assuming a discount factor based on an annual yield to call of 13.50% made on the Callable STRIDES through and including the applicable Call Date is calculated. For a more detailed description of this calculation, please see the table below.

The following table illustrates, for the scheduled interest payment dates and the scheduled Call Date listed, the:

(a)	amount of interest payable (computed on the basis of a 360-day year of twelve 30-day months) on the applicable date;

(b)	years from the original issue date to the applicable interest payment date (computed on the basis of a 360-day year of twelve 30-day months);

(c)	discount factor(1) based upon an annual yield to call of 13.50%;

(d)	present value on the original issue date of the interest payments(3); and

(e)	the sum of the present values of all interest payments discounted to the original issue date.

This table assumes:

• original issue date:	September 24, 2007

• initial Share Multiplier:	0.33778991 (based upon the Volume Weighted Average Price of the Deliverable Shares of $74.01 on the Pricing Date)

• interest rate:	9% per year

• interest payment dates:	On March 24, June 24, September 24 and December 24 of each year, beginning December 24, 2007 (computed on the basis of a 360-day year of twelve 30-day months, compounded annually)

• yield to call:	13.50% (computed on the basis of a 360-day year of twelve 30-day months, compounded annually)

• stated maturity date:	September 24, 2009

Date(2)	Interest Amount Payable	Years From Original Issue Date	Discount Factor(1) Based on the Yield to Call	Present Value at Original Issue Date of Interest Payments(3)
September 24, 2007		0.000000	1.000000
December 24, 2007	0.562500	0.250000	0.968838	0.544971
March 24, 2008	0.562500	0.500000	0.938647	0.527989
June 24, 2008	0.562500	0.750000	0.909396	0.511535
September 24, 2008	0.562500	1.000000	0.881057	0.495595
December 24, 2008	0.562500	1.250000	0.853602	0.480151
March 24, 2009	0.562500	1.500000	0.827001	0.465188
June 24, 2009	0.562500	1.750000	0.801230	0.450692
September 24, 2009	0.562500	2.000000	0.776262	0.436647

Sum of the present values of all interest payments:				3.912768

Callable STRIDES	TS-10

•	Next, the sum of the present values of the interest payments is subtracted from the Original Public Offering Price to produce the present value of the Call Price on the original issue date:

$25.00000 – $3.912768 = $21.087232 (the present value of the Call Price)

•

Finally, the present value of the Call Price is divided by the applicable discount factor(1) and rounded to the sixth decimal place, the quotient being the Call Price payable on the applicable Call Date:

$21.087232	= $27.165096 (the Call Price)
0.776262

(1)	The discount factor is equal to	(1)	X, where X is the number of years from the original issue date
1.135

(computed on the basis of a 360-day year of twelve 30-day months compounded annually).

(2)	The dates in this column reflect the original issue date, the scheduled interest payment dates and September 24, 2009, the Call Date used in calculating this example. If a scheduled interest payment date falls on a day that is not a Business Day, payment will be made on the following Business Day, however, the present values of the interest payments will be calculated assuming each payment is made on the calendar day scheduled for that payment.

(3)

The present values in this column represent the product of the applicable interest payment amount and the corresponding discount factor. Due to rounding, the numbers in this column may not equal the sum of the present values of all interest payments.

Callable STRIDES	TS-11